Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	At or For Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Earnings:
1. Income before income taxes	$43,642	$44,602	$31,734	$39,074	$30,151
2. Plus interest expense	92,466	80,854	56,097	37,233	31,729

3. Earnings including interest on deposits	136,108	125,456	87,831	76,307	61,880
4. Less interest on deposits	76,232	65,733	42,269	28,952	25,147

5. Earnings excluding interest on deposits	$59,876	$59,723	$45,562	$47,355	$36,733

Fixed Charges:
6. Including interest on deposits and capitalized interest	$92,466	$80,854	$56,097	$37,233	$31,729
7. Less interest on deposits (Line 4)	76,232	65,733	42,269	28,952	25,147

8. Excluding interest on deposits	$16,234	$15,121	$13,828	$8,281	$6,582

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	1.47	1.55	1.57	2.05	1.95
Excluding interest on deposits (Line 5 divided by Line 8)	3.69	3.95	3.29	5.72	5.58